Sichenzia Ross Friedman Ference LLP

61 Brodway, 32nd Floor New York NY 10006
Tel 212 930 9700    Fax 212 930 9725    www.srff.com

December 18, 2007

John Cash, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cereplast, Inc.

Form 10-KSB for Fiscal Year Ended December 31, 2006
File No. 333-126378

Dear Mr. Cash:

This firm represents Cereplast, Inc. (the “Company”) in the above-referenced matter. Below, please find our responses to your December 13, 2007 comment letter:

FORM l0-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2006

Item 8A. Controls and Procedures, page 14

1.
We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in reports submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e). This comment is also applicable to your Form l0-Qs for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007.

Response

The Company hereby confirms that as of the periods ended December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007, the chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures were effective for the purpose of ensuring that material information required to be in each report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. If true, the Company will incorporate the aforementioned statement in its annual and quarterly statements.

Statement of Shareholders’ Equity. page 25

2.
With a view towards future disclosure, please help us understand how you are accounting for the 5 million shares of common stock you issued to Cumorah Capital upon execution of your Periodic Equity Investment Agreement. Based on your disclosure on page 13 of your Form 10-K for the fiscal year ended December 31, 2006 and on page seven of your Form 10-Q for the quarterly period ended September 30, 2007, it appears that these shares were issued in February 2006. It also appears that our financing agreement has a commitment period of 24 months. Therefore, please tell us how you are accounting for the costs of these shares and the period over which these shares are being expensed. Please reconcile your discussion to the amounts disclosed in your financial statements for the year ended December 31, 2006 and the period ended September 30, 2007. Also tell us what specific literature you referenced in formulating your accounting policy.

Response

In February 2006 the Company executed a Periodic Equity Investment Agreement (“PEIA”) with Cumorah Capital (“Cumorah”).

Under the PEIA, the Company may issue and sell to Cumorah common stock for a total purchase price of up to $10,000,000. The purchase price for the shares is equal to 90% of the lowest closing bid price of the common stock during the five consecutive trading days immediately following the notice date. The amount of each draw down is subject to a maximum amount of $250,000. The terms of the PEIA do not allow us to make draw downs if the draw down would cause Cumorah Capital to own in excess of 4.9% of our outstanding shares of common stock.

Upon closing of the transaction, Cumorah received a one-time commitment fee of 5,000,000 shares of the Company’s common stock. The shares issued were valued at $3,350,000 (5,000,000 shares x $0.67 closing price on February 13, 2006) and were recorded as deferred issuance costs. The deferred issuance costs are being recognized as a reduction of the proceeds received as the PEIA is accessed. In the event the Company determines draw downs from the PEIA are no longer probable, or at the expiration of the PEIA, any remaining issuance costs will be expensed. This treatment is consistent with the guidance provided in SAB Topic 5A given that draw downs from the PEIA are considered probable.

As of December 31, 2006 and September 30, 2007, the Company accessed $925,000 and $1,830,000 (or a total of $2,755,000), of the PEIA and have issued 1,417,848 and 5,168,645 shares (or a total of 6,586,493), respectively, of the Company’s common stock pursuant thereto. Because the shares of common stock issued in connection with our draw downs from the PEIA are issued at 90% of the average trading price, the discount provided has been charged to earnings.

The amount of deferred issuance costs recognized as financing costs at December 31, 2006 was $309,875 ($925,000 divided by $10,000,000 times $3,350,000). In addition the Company recognized financing cost associated with the discount from market value of the Company’s common stock of $102,778 for a total financing cost of $412,653 as presented on the financial statements.

The amount of deferred issuance costs recognized for the period ended September 30, 2007 was $613,050 (1,830,000 divided by $10,000,000 times $3,350,000). In addition the Company recognized financing cost associated with the discount of $203,335 for a total financing cost of $816,385 as presented on the financial statements.

***

The Company has acknowledged that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please do not hesitate to contact the undersigned at 212-398-1494

Sincerely,

/s/Stephen Fleming

Stephen Fleming